September 16, 2015

Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 22, 2015, regarding
Eurasian Minerals Inc.
Form 20-F for the Year Ended December 31, 2014
Filed April 30, 2015
File No. 001-35404

Dear Ms. Jenkins:

This letter responds to the staff’s comment set forth in the September 2, 2015 letter regarding the above-referenced Form 20-F. For your convenience, the staff’s comment is included below and we have numbered our response accordingly.

In the response, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our response is as follows:

Form 20-F for the Year Ended December 31, 2014

Consolidated Financial Statements
Note 2 – Statement of Compliance and Summary of Significant Accounting Policies
Revenue Recognition, page 13

Staff Comment No. 1.

We note your proposed disclosure in response to our prior comment 13 does not address how you determine the amount of revenue to be recognized pursuant to your royalty agreements, including how you obtain the data underlying your royalty calculations and how you determine it is accurate, timely and complete. Please expand your policy in your future filings and provide us a sample of your proposed future disclosure with your response.

Tia L. Jenkins
September 16, 2015

Eurasian Minerals Inc.’s Response:

Revenue Recognition

The Company recognizes revenue in accordance with IAS 18 Revenue and based upon amounts contractually due pursuant to the underlying royalty agreements. Specifically, royalty revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) when persuasive evidence of an arrangement exists; (ii) the risks and rewards having been transferred; (iii) the royalty or stream being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

* * * * *

Eurasian Minerals Inc. hereby acknowledges that:

•	Eurasian Minerals Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Eurasian Minerals Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 688-6390, or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,
Eurasian Minerals Inc.

“Christina Cepeliauskas”

Christina Cepeliauskas
Chief Financial Officer

cc:	Kimberley Anderson, Dorsey & Whitney LLP